SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Dorian LPG Ltd.

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Common Stock, par value of $0.01 per share

(Title of Class of Securities)

Y2106R110

(CUSIP Number of Class of Securities)

Dorian LPG Ltd.

c/o Dorian LPG (USA) LLC

27 Signal Road

Stamford, Connecticut 06902

(203) 674-9900

(Name, address and telephone number of person authorized to receive notices and communication on behalf of Filing Persons)

With a copy to:

Will Vogel Watson Farley & Williams LLP 250 West 55th Street New York, New York 10019

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$99,999,994.50	$10,910

*	Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the purchase of up to 7,407,407 common shares, par value $0.01 per share, at the tender offer price of $13.50 per common share.
**	The Amount of Filing Fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $109.10 for each $1,000,000.00 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $10,910	Filing Party: Dorian LPG Ltd.

Form or Registration No.: Schedule TO	Date Filed: February 2, 2021

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐ third party tender offer subject to Rule 14d-1.
☒ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (as may be further supplemented or amended from time to time, the “Schedule TO”) originally filed by Dorian LPG Ltd. (the “Company”) pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, in connection with the offer by the Company to purchase up to 7,407,407 of its common shares, par value $0.01 per share, at a price of $13.50 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 2, 2021 (the “Offer to Purchase”), and in the related Letter of Transmittal (which together, as they may be amended or supplemented from time to time, constitute the “Offer”).

This Amendment No. 1 is being filed to amend and supplement certain provisions of the Schedule TO and the Offer to Purchase as set forth herein. Except as amended hereby to the extent specifically provided herein, all terms of the Offer and all other disclosures set forth in the Schedule TO and the Exhibits thereto remain unchanged. This Amendment No. 1 should be read in conjunction with the Schedule TO and the Exhibits thereto.

Item 11.	Additional Information

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

(c)       On March 4, 2021, the Company issued a press release announcing the preliminary results of the Offer, which expired at 5:00 P.M., New York City time, on March 3, 2021. A copy of the press release is incorporated by reference herein as Exhibit (a)(1)(G) to the Schedule TO.

Item 12.	Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

(a)(1)(G)**              Press Release dated March 4, 2021

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 4, 2021	DORIAN LPG LTD.

By:	/s/ John C. Hadjipateras
Name:	John C. Hadjipateras
Title:	Chairman, President and Chief Executive Officer; President, Dorian LPG (USA) LLC

EXHIBIT INDEX

(a)(1)(A)*	Offer to Purchase dated February 2, 2021.
(a)(1)(B)*	Letter of Transmittal.
(a)(1)(C)*	Notice of Guaranteed Delivery.
(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated February 2, 2021.
(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated February 2, 2021.
(a)(1)(F)*	Press Release dated February 2, 2021.
(a)(1)(G)**	Press Release dated March 4, 2021.
(a)(2)	Not Applicable.
(a)(3)	Not Applicable.
(a)(4)	Not Applicable.
(a)(5)	Not Applicable.
(b)	Not Applicable.
(d)(1)	Equity Incentive Plan, incorporated by reference to Exhibit 10.1 to the Company's Registration Statement on Form F-1/A (Registration Number 333-194434), filed with the Commission on April 28, 2014.
(d)(2)	2014 Executive Severance and Change in Control Severance Plan, incorporated by reference to Exhibit 10.11 to the Company’s Annual Report on Form 10-K filed with the Commission on May 31, 2016.
(d)(3)	Form of Restricted Stock Award Agreement, incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed with the Commission on June 22, 2016.
(d)(4)	Registration Rights Agreement by and between Dorian LPG Ltd. and Kensico Capital Management Corporation, incorporated by reference to Exhibit 10.5 to the Company’s Annual Report on Form 10-K filed with the Commission on May 31, 2016.
(d)(5)	Lending and Security Agreements, each dated July 29, 2013, between John C. Hadjipateras and the persons named therein, incorporated by reference to Exhibit A of the Schedule 13D filed with the Commission on January 12, 2016.
(d)(6)	Shareholder Proxies, each dated December 22, 2015, in favor of John C. Hadjipateras granted by the persons named therein, incorporated by reference to Exhibit A of the Schedule 13D filed with the Commission on January 4, 2016.
(g)	Not Applicable.
(h)	Not Applicable.

*	Previously filed with the Schedule TO on February 2, 2021.
**	Filed herewith.